News
Release
C$ unless otherwise statedTSX/NYSE/PSE: MFC    SEHK: 945
For Immediate Release
November 6, 2024
Manulife declares common share dividend
Toronto - Manulife’s Board of Directors today announced a quarterly common shareholders’ dividend of $0.40 per share on the common shares of Manulife, payable on and after December 19, 2024, to shareholders of record at the close of business on November 20, 2024.
In respect of the Company’s Canadian Dividend Reinvestment and Share Purchase Plan and its U.S.
Dividend Reinvestment and Share Purchase Plan, the Company will purchase common shares on the open market in connection with the reinvestment of dividends and optional cash purchases under these plans. The purchase price of these common shares will be based on the average of the actual cost to purchase them and there are no applicable discounts.
About Manulife
Manulife Financial Corporation is a leading international financial services provider, helping people make their decisions easier and lives better. With our global headquarters in Toronto, Canada, we provide financial advice and insurance, operating as Manulife across Canada, Asia, and Europe, and primarily as John Hancock in the United States. Through Manulife Investment Management, the global brand for our Global Wealth and Asset Management segment, we serve individuals, institutions, and retirement plan members worldwide. At the end of 2023, we had more than 38,000 employees, over
98,000 agents, and thousands of distribution partners, serving over 35 million customers. We trade as
‘MFC’ on the Toronto, New York, and the Philippine stock exchanges, and under ‘945’ in Hong Kong.

Not all offerings are available in all jurisdictions. For additional information, please visit manulife.com.
Media Inquiries:Investor Relations:
Anne HammerHung Ko
ManulifeManulife
201-925-1213416-806-9921
ahammer@manulife.com hung_ko@manulife.com